Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

James A. Lebovitz james.lebovitz@dechert.com +1 215 994 2510 Direct

February 2, 2012

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Christina DiAngelo

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation II
Registration Statement on Form N-2 (File No. 333-175654)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of FS Investment Corporation II (the “Company”), thank you to you and your colleagues for speaking with us on several occasions about the remaining issues regarding the Company’s Pre-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement on Form N-2 (File No. 333-175654) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). In furtherance of our discussions, set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding the Registration Statement and the Prospectus.

US     Austin     Boston     Charlotte     Hartford     Los Angeles     New York     Orange County     Philadelphia     Princeton     San Francisco     Silicon Valley

Washington DC     EUROPE     Brussels     Dublin     Frankfurt     London     Luxembourg     Moscow     Munich     Paris     ASIA     Beijing     Hong Kong

James O’Connor, Esq. Christina DiAngelo February 2, 2012 Page 2

1.         Please revise the notes to the financial statements to reflect the entry into the investment advisory and administrative services agreements with FSIC II Advisor, LLC.

As requested by the Staff, a subsequent event footnote, substantially in the form below, will appear in the audited financials in Pre-Effective Amendment No. 3 (“PEA No. 3”) to the Registration Statement.

Note 6. Subsequent Events

On February [    ], 2012, the Company entered into an investment advisory and administrative services agreement with FSIC II Advisor. The fees, reimbursement requirements and other terms and conditions of the investment advisory and administrative services agreement are described in Note 4 above. As of February [ ], 2012, no services have been performed by FSIC II Advisor under the investment advisory and administrative services agreement, and no fees or reimbursements have been earned or paid to date. The investment advisory and administrative services agreement will not be effective unless and until the Company meets the minimum offering requirement. The Company has no liability to reimburse FSIC II Advisor or any of its affiliates for any offering or organization costs funded by FSIC II Advisor or any of its affiliates unless and until the investment advisory and administrative services agreement becomes effective.

On February [    ], 2012, the Company entered into a dealer manager agreement with FS2 Capital Partners, LLC, an affiliate of FSIC II Advisor. Pursuant to the dealer manager agreement, FS2 Capital Partners, LLC will be the dealer manager for the Company’s public offering of its shares of common stock.

2.         Please advise the Staff why the Company did not accrue a liability for reimbursements of organization and offering costs.

It is the view of the Company and its independent registered public accountants that accruing a liability on the Company’s balance sheet for the amount of offering and organization costs funded by the Company’s investment adviser or its affiliates that are subject to reimbursement by the Company is contrary to U.S. generally accepted accounting principles.

Background of Offering and Organization Cost Reimbursements

As disclosed in the Registration Statement, pursuant to the investment advisory and administrative services agreement (the “Investment Advisory Agreement”) between the Company

James O’Connor, Esq. Christina DiAngelo February 2, 2012 Page 3

and FSIC II Advisor, LLC (the “Adviser”) expected to be entered into in February 2012, the Company will reimburse the Adviser and its affiliates for certain expenses necessary for the Adviser’s performance of services related to the administration and operation of the Company.

Franklin Square Holdings, L.P., an affiliate of the Adviser, has funded the Company’s offering and organization costs in the amount of approximately $813,000 for the period from July 13, 2011 (Inception) to December 31, 2011. These costs have been recorded by the Company as a contribution to capital. The offering costs were offset against capital in excess of par value on the financial statements and the organization costs were charged to expense as incurred by the Company.

The Investment Advisory Agreement will not be effective until the Company raises gross offering proceeds of $2,500,000, all of which must be from persons who are not affiliated with the Company or the Adviser by one year from the date of the final prospectus (the “minimum offering requirement”). Under the Investment Advisory Agreement, the Company will not have any liability for the offering or organization costs funded by the Adviser or its affiliates until the Company has met the minimum offering requirement and the Investment Advisory Agreement becomes effective. At such time, the Adviser will be entitled to receive 1.5% of the gross proceeds raised from outside investors until all offering costs and organization costs listed above and any future offering or organization costs incurred by the Adviser or its affiliates have been recovered (“Reimbursements”). If (and only if) the minimum offering requirement is met and the Investment Advisory Agreement becomes effective, the Adviser will be reimbursed a minimum of $37,500.

Unlike certain of the business development company (“BDC”) registrants referenced in Section .86 of the AICPA Audit Risk Alert – Investment Companies Industry Developments 2011/12 (the “AICPA Alert”) (in which case there was no “indication of [the reimbursement of offering costs] reflected in the BDC’s seed balance sheet or the note disclosures”), to provide full disclosure to the Company’s investors, the Company disclosed in the footnotes to its seed financial statements included in the Registration Statement the amount of offering and organization costs funded by the Adviser or its affiliates that are subject to reimbursement by the Company. Similarly, the Company will disclose in the footnotes to its future financial statements the amount of any offering and organization costs funded by the Adviser or its affiliates and the amount of such costs, if any, reimbursed by the Company will be reflected in the financial statements themselves as such costs are reimbursed.

Recognition of a Liability Related to Reimbursements

Financial Accounting Standards Board Concepts Statement No. 6, “Elements of Financial Statements” (“FAC”), defines liabilities as “probable future sacrifices of economic benefits

James O’Connor, Esq. Christina DiAngelo February 2, 2012 Page 4

arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” The FAC goes on to state that “a liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand; (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice; and (c) the transaction or other event obligating the entity has already happened.”

The Company respectfully submits that it is not appropriate for the Company to accrue liabilities for Reimbursements prior to the Company’s satisfaction of the minimum offering requirement because such Reimbursements do not constitute a liability, as defined above. We believe this position is supported by U.S. generally accepted accounting principles, which have their foundation in FAC.

•

With respect to the balance sheet as of December 31, 2011, the Company had not entered into the Investment Advisory Agreement as of such date and therefore did not have a present obligation, contractual or otherwise, to provide any Reimbursements to the Adviser or its affiliates. Therefore, accruing a liability on the December 31, 2011 balance sheet would not be appropriate as the Company had no obligation to make any Reimbursements as of such date.

•

The Investment Advisory Agreement will not be effective unless and until the Company meets the minimum offering requirement. Prior to meeting the minimum offering requirement, the Company will not have any obligation (i.e., no present obligation) under the terms of the Investment Advisory Agreement to make any Reimbursements. There can be no assurance that the minimum offering requirement will be met or that any shares will be sold in the Company’s public offering. If the Company fails to meet the minimum offering requirement (and therefore, no “past transaction[ ] or event[ ]” has occurred), no Reimbursements will be made. Thus, the accrual of offering and organization costs funded by the Adviser or its affiliates that are subject to reimbursement by the Company does not represent a “future sacrifice[ ] of economic benefits arising from [a] present obligation[ ]” of the Company “as a result of past transactions or events.” As a result, accruing a liability on the December 31, 2011 balance sheet for these offering and organization costs is not appropriate or consistent with U.S. generally accepted accounting principles.

In addition, based on the provisions of the Investment Advisory Agreement, following such time that the minimum offering requirement is met and the Investment Advisory Agreement

James O’Connor, Esq. Christina DiAngelo February 2, 2012 Page 5

becomes effective, the amount of offering and organization costs funded by the Adviser or its affiliates that are subject to reimbursement by the Company fails to meet the three characteristics of a liability as set forth in the FAC other than in limited circumstances.

•

Pursuant to the terms of the Investment Advisory Agreement, offering and organization costs funded by the Adviser or its affiliates that are subject to reimbursement by the Company do not represent “a present duty or responsibility” of the Company “that entails settlement by probable future transfer....at a specified or determinable date, on occurrence of a specified event, or on demand.” The Company has no present obligation to pay any Reimbursements and such obligation only arises if and when additional proceeds are received from the sale of shares of common stock to outside investors. In addition, the future sale of shares of common stock to outside investors cannot be linked to a specified or determinable date, nor are Reimbursements payable by the Company on demand of the Adviser. Similarly, the amount of any potential future Reimbursement obligation is unknown. The conditional nature of the obligation to pay Reimbursements to the Adviser or its affiliates dictates that a liability not be recognized until proceeds are received by the Company from the sale of shares of common stock to outside investors, and then, only in an amount equal to the lesser of 1.5% of the actual proceeds received from the sale of shares of common stock to outside investors or the remaining amount of offering and organization costs funded by the Adviser or its affiliates that have not been reimbursed. The Company will accrue a liability on its balance sheet for Reimbursements to be paid from the gross proceeds received from the sale of shares of common stock to outside investors, with a corresponding reduction of capital.

•

As contemplated by the Investment Company Act of 1940, as amended, the Investment Advisory Agreement contains a provision allowing the Company to terminate the agreement upon 60 days’ written notice to the Adviser. Upon termination of the Investment Advisory Agreement, the Company would have no obligation to make Reimbursements for any offering and organization costs funded by the Adviser or its affiliates. Similarly, the Company has the ability to cease the offering at any time. Thus, the Company has the ability to completely avoid incurring any liability for Reimbursements (i.e., it can “avoid the future sacrifice”), and, therefore, the second required characteristic of a liability is not satisfied. This is entirely unlike the example noted in the AICPA Alert, in which “[u]nder the terms of the reimbursement agreement, it appeared the BDC would be virtually unable to escape repayment (regardless of it being successful or unsuccessful).”

James O’Connor, Esq. Christina DiAngelo February 2, 2012 Page 6

•

The third required characteristic of a liability is only satisfied when the Company receives proceeds from the sale of shares of common stock to outside investors. This “event” obligates the Company to make Reimbursements and, until this “event” occurs, the Company has no obligation to make such Reimbursements. That is, the “transaction or other event obligating the entity has [not] already happened.”

The Company also notes to the Staff that if the Company did reflect these amounts on its balance sheet, the Company’s assets as well as its liabilities would increase. The Company’s assets would be increased by the amount of the liability as deferred offering and organization costs. This would, in turn, result in an increase in the Company’s gross assets and, therefore, would increase the amount of base management fees payable to the Adviser (2% of the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters).

For the foregoing reasons, it is the view of the Company and its independent registered public accountants that the method utilized by the Company with respect to accounting for offering and organization costs funded by the Adviser or its affiliates in the seed financial statements is appropriate and consistent with U.S. generally accepted accounting principles.

3.         Please confirm that none of the shares of the Company’s common stock to be issued in the private placement disclosed in the Prospectus will be compensation for services.

The Company hereby confirms that none of the shares of the Company’s common stock to be issued in the private placement disclosed in the Prospectus will be compensation for services.

4.        Please bold the typeface in the fifth paragraph on the cover page of the Prospectus.

As requested by the Staff, the fifth paragraph on the cover page of the Prospectus will appear in bold typeface in PEA No. 3.

As noted above, we will include the changes discussed above in PEA No. 3, which we expect to file the week of February 6. As we have discussed, we would like to have the Registration Statement declared effective as soon as possible. We appreciate your cooperation and attention to this matter.

James O’Connor, Esq. Christina DiAngelo February 2, 2012 Page 7

If you have any questions, or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or Thomas Friedmann at (202) 261-3313.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

cc:        Gerald F. Stahlecker

                FS Investment Corporation II

            Thomas Friedmann, Esq.

                Dechert LLP